MEMORANDUM

 TO:    Christian Sandoe, U.S. Securities and Exchange Commission
 FROM:  Dennis J. Fogland, Amber Neubert
        Baird Holm Law Firm
 DATE:  February 14, 2006
 RE: Response to SEC Comments on Preliminary Proxy Statement of Bridges Investment Fund, Inc.
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      This Memorandum is submitted on behalf of our client, Bridges Investment
Fund, Inc. (the "Fund") and responds to telephonic comments received from SEC Examiner Brick Barrientos (#202-551-6946) on February 10, 2006, with regard to the Preliminary Proxy filing of the Fund. The following comments and responses will follow the page numbers and sections in the Fund's preliminary proxy statement as filed with the SEC, and in the draft revised proxy statement enclosed with this Memorandum.

      (1) Page 3, second full paragraph: This paragraph should be in bold face and moved further forward in the Proxy Statement.

      This paragraph has been moved up in the Proxy Statement, and will be in bold face. This paragraph has been printed in bold face on the printed version, and the lack of bold face may have been a function of electronic filing.

      (2) Page 3, last paragraph: What was the reasoning for the granting of the exception to the retirement policy by the Administration and Nominating Committee for Mr. Estabrook and Mr. Smith, and more specifically, was there a concern that if they were no longer directors that they and their families would withdraw their funds from the Fund, resulting in fewer Fund assets and higher expenses?

      Fund management has confirmed that, consistent with the expressed retirement policy described in this paragraph, the disclosure accurately states the basis for the Committee's decision, and that no concern was expressed, nor consideration given, to the possibility of either Mr. Estabrook or Mr. Smith withdrawing they and/or their families funds from the Fund. As set forth in the director table later in the Proxy Statement, the shares beneficially owned by Mr. Estabrook constitute 2.04% of Fund shares, and those beneficially owned by Mr. Smith constitute 1.20% of Fund shares, and Fund management does not believe that there would be a significant adverse impact on the Fund, if such shares were withdrawn.

Christian Sandoe, U.S. Securities and Exchange Commission
February 14, 2006
Page 2

      (3) Page 16, footnote 1 to the Compensation Table: Confirm in the response to the SEC that Mr. Reed and Mrs. Stoney did not stand for re-election as directors because of any disagreement with the Fund or the Board.

      Fund management has confirmed that there was no disagreement between Mr. Reed or Mrs. Stoney and the Fund or the Board, and that their retirement from the Board was not because of any such disagreement.

      (4) Page 17, Proposal 2: Explain in the response to the SEC why the Fund is having the shareholders vote on the continuance of the investment advisory contract, when the independent directors have already approved the agreement.

      It has been the long-standing historical practice of the Fund, and consistent with the Board's desire to meet the higher standards of best practices, to submit the proposal to continue the Fund's investment advisory contract to the Fund shareholders for approval, after review and approval by the Fund's independent directors.

      (5) Page 18, third full paragraph: Explain in the response to the SEC the co-trustee relationship between Edson Bridges and Ted Bridges referred to in this paragraph.

      The co-trustee relationship disclosed in this paragraph is solely for voting purposes and solely to comply with the regulatory requirements of the Nebraska Department of Banking, Bureau of Securities, regarding the dual registration of investment adviser representatives. As co-trustees, Edson L. Bridges II and Edson L. Bridges III share the right to vote the Bridges Investment Management, Inc. (BIM) shares and Bridges Investment Counsel, Inc.
(BIC) shares held by each of them. The co-trustee relationship does not involve or change the legal title or the economic benefit of the respective BIM or BIC shares.

      (6) Page 18, Evaluation by the Fund's Board of Directors: Reference is made to the requirements set forth in Item 22 of Form N-1A, and confirming that the factors described therein are addressed in this Section.

      We have reviewed the specific factors delineated in Item 22(d)(6) of Form N-1A, and added language addressing the extent to which economies of scale would be realized as the Fund grows, and whether fee levels reflect these economies of scale for the benefit of Fund investors. These factors were addressed by the Fund independent directors in their annual review and evaluation of the investment management agreement, and a summary of the evaluation of these factors has been added. The remaining specific factors set forth in Item 22 have been addressed in this section.

      (7) Page 21, Proposal 4: Correct the reference to minor amendments made in 1962 (before the incorporation of the Fund in 1963).

      This date has been corrected to refer to 1969.

Christian Sandoe, U.S. Securities and Exchange Commission
February 14, 2006
Page 3

      (8) Page 21, Proposal 4: It is the position of the SEC that the articles of the Restated Articles which are being materially amended should be the subject of a separate vote by the Fund shareholders. Either explain to the SEC why the proposed Restatement should not be divided into separate proposals for a shareholder vote, or make such changes, explaining the reasons for the proposed amendments on a separate basis for the material amendments.

      While the Fund believes that the original method of a single shareholder vote on the proposed Restated Articles complies with the governing provisions for taking such action set forth in the Nebraska Business Corporation Act, in response to the SEC comment, the Fund has divided the proposal to approve the Fund's Amended and Restated Articles of Incorporation into six separate proposals, new Proposals 4 through 9, included in the revised draft of the Proxy Statement, beginning on page 22.

      The six separate proposals involve all of those articles in the proposed Amended and Restated Articles which are materially different from articles in the current Fund Articles of Incorporation (Proposals Four and Five) or which are newly proposed provisions in the Articles (Proposals Six, Seven and Eight), and Proposal Nine which includes the general restatement of the Articles of Incorporation. As noted on Appendix A to the Proxy Statement, a number of the articles in the proposed Amended and Restated Articles represent no, or very minimal change, from the current Articles (Articles I, II, III, IV, V, VIII, XII and XIII). The changes to the remaining articles are addressed in the discussion to Proposals Four through Nine. Appropriate changes are also included in the Notice at the beginning of the Proxy Statement, and separate voting for each proposal will be added to the Fund's proxy card.

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      In light of the printing and mailing deadlines faced by the Fund for the upcoming Annual Meeting, expeditious review of these changes will be appreciated. Responses to this Memorandum may be made to Dennis J. Fogland,
(402) 636-8264, dfogland@bairdholm.com or Amber N. Neubert, (402) 636-8248, aneubert@bairdholm.com, attorneys with the Baird Holm Law Firm, 1500 Woodmen Tower, Omaha, Nebraska 68102.

      cc: Mr. Ted Bridges, President, Bridges Investment Fund, Inc.